UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated May 6, 2022

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains a Stock Exchange Announcement dated 6 May 2022 entitled ‘Two Non-Executive Directors join Vodafone's Board’.

RNS Number : 6023K

Vodafone Group Plc

06 May 2022

06 May 2022

BOARD APPOINTMENTS

Two Non-Executive Directors to join Vodafone's Board

Vodafone Group Plc ("Vodafone") today announced that Delphine Ernotte Cunci and Simon Segars will be appointed as non-executive directors following the Company's Annual General Meeting on 26 July 2022, subject to shareholder approval.

Vodafone's Chairman, Jean-Francois van Boxmeer said: "I am delighted to welcome Delphine and Simon to Vodafone's Board. They are well-respected leaders who bring extensive experience and track records of value creation across the telecoms, technology and media sectors. I look forward to Delphine and Simon's valuable contribution as the Board and management team work closely together to drive the execution of Vodafone's strategy, to achieve our commercial and portfolio priorities and deliver long-term value for shareholders."

Delphine Ernotte Cunci

Delphine has considerable experience in the telecoms sector and, more recently, in media and technology. Since 2015, Delphine has been President of France Télévisions, the French national public television broadcaster. Her mandate was extended in 2020, the first time this has happened to an incumbent President. Prior to that, Delphine spent 26 years at Orange, where she became Deputy CEO in 2010 and led the successful turnaround of Orange France.

Delphine's non-executive roles include President of the European Broadcast Union and she is on the board of Suez. She has been a non-executive director of Suez since 2012, where she chairs the Audit and Finance Committee, and will step down from this role in the coming weeks as a result of the merger with Veolia. Delphine is also Chair of CentraleSupélec, the top French graduate engineering school, and Chair of the public cultural centre Le CentQuatre-Paris.

Simon Segars

Simon brings significant experience and insights on technology trends and how these are reshaping industry landscapes. He has just stepped down as CEO of Arm, the global leader in the development of semiconductor intellectual property. He successfully led the business since 2013 and generated significant value for investors during his tenure. Arm's processor technology is the world's most widely licensed and is used in virtually all smartphones and the majority of tablets and digital TVs. Simon joined Arm in 1991 as an engineer and worked on some of the company's early microprocessor designs. He subsequently held various leadership roles, including as a General Manager and heading Worldwide Sales, before becoming President and then CEO. Prior to joining Arm, he was an engineer at Standard Telephones and Cables, the former FTSE 100 technology company.

Simon is currently a non-executive director of Dolby Laboratories, the American audiovisual technology business, and he is also Chair of the Global Semiconductor Alliance. During 2017-2021, he was a Board member of the SoftBank Group.

Pursuant to Listing Rule 9.6.13R, it is confirmed there are no other disclosures required in addition to the above information.

-ends-

For more information, please contact:

Investor Relations	Media Relations
Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone

Unique in its scale as the largest pan-European and African technology communications company, Vodafone transforms the way we live and work through its innovation, technology, connectivity, platforms, products and services. Vodafone operates mobile and fixed networks in 21 countries, and partners with mobile networks in 52 more.  As of 31 December 2021, we had over 300m mobile customers, more than 28m fixed broadband customers and over 22m TV customers.

Vodafone is a world leader in the Internet of Things (IoT), connecting more than 142m devices and platforms through innovation that aligns with the aspirations of society for cleaner and safer cities, better transport and improved agriculture. Vodafone's digital leadership is also changing how governments deliver healthcare and education, and how businesses, particularly Small and Medium Enterprises (SMEs), serve customers.

We have revolutionised fintech in Africa through M-Pesa, which celebrates its 15th anniversary in 2022. It is the region's largest fintech platform, providing access to financial services for more than 51m people in a secure, affordable and convenient way.

Our purpose is to connect for a better future, enabling an inclusive and sustainable digital society. We are taking significant steps to reduce our impact on our planet by becoming net zero by 2040, purchasing 100% of our electricity from renewable sources in Europe and across our entire operations by 2025, and reusing, reselling or recycling 100% of our redundant network equipment. Vodafone proactively works to expand access to connectivity for rural communities, students and jobseekers. For more than 30 years, Vodafone's Foundation has supported communities in Europe and Africa in the areas of health, education, and equality.

We support diversity and inclusion through our maternity and parental leave policies, empowering women through connectivity and improving access to education and digital skills for women, girls, and society at large. We are respectful of all individuals, irrespective of race, ethnicity, disability, age, sexual orientation, gender identity, belief, culture or religion.

For more information, please visit www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 6, 2022	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary